Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Management of Protective Life Insurance Company and The Bank of New York, as Indenture Trustee of Protective Life Secured Trust 2005-B, (collectively the "Management") and Wilmington Trust Company, as Trustee of Protective Life Secured Trust 2005-B (the "Trust"):

We have examined Management's assertion, included in the accompanying "Management Assertion Regarding the Collection and Distribution of Trust Money by The Bank of New York (Indenture Trustee)," that the collection of payments on the funding agreements and distribution of payments to the noteholders has occurred as required by Section 5.02 of the Indenture agreement dated November 7, 2003 between the Trust and the Indenture Trustee during the year ended December 31, 2005. Management is responsible for the assertion. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence supporting management's assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Management's assertion referred to above is fairly stated, in all material respects, based on the criteria defined in the accompanying "Management Assertion Regarding the Collection and Distribution of Trust Money by The Bank of New York (Indenture Trustee)."

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 31, 2006

Management Assertion Regarding the Collection and Distribution of Trust
Money by The Bank of New York (Indenture Trustee)

Management of the Trust asserts that it has collected payments on the funding agreements and distributed payments to the noteholders as required by Section 5.02 of the Indenture agreement dated November 7, 2003 between the Trust and the Indenture Trustee for the year ended December 31, 2005. This assertion is based on the following criteria:

    The payments made by Protective Life on the funding agreements that secured the Notes, for the year ended December 31, 2005, are included in Protective Life's Secured Trusts P & I Payments: 1/1/05 through 12/31/05 (P & I Payments report).

    The payments made by Protective Life on the funding agreements that secured the Notes, for the year ended December 31, 2005, are included in the Indenture Trustee's History of Transactions List.

    The amounts due on the Notes are reported as a component of the charges from Cede & Co., the nominee of the Depository Trust Company, on the Indenture Trustee's Payment Obligation Report System (PORS Report).

    Charges from Cede & Co. are included in the Indenture Trustee's screen prints titled The Depository Trust Company Activity History Details, which represent the charge confirmations to Cede & Co., the nominee of the Depository Trust Company.